[Comerica Incorporated letterhead]
VIA TELECOPIER AND EDGAR
September 22, 2006
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
Attention: Kevin Vaughn

Subject:	Comerica Incorporated Form 10-K for Fiscal Year Ended December 31, 2005 File No. 1-10706
Dear Mr. Vaughn:
We are submitting by direct electronic transmission the following response to the comment letter dated September 13, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. To assist your review, we have retyped the text of the Staff’s comments above our responses.
Note 22 – Estimated Fair Value of Financial Instruments, page 104
1.	We note your response to comment 6 from our June 27, 2006 letter. It appears that you may use market values for comparable securities to determine market value of investment securities even if quoted market prices are available. Please tell us how your fair value policy is consistent with Paragraph 11 of SFAS 107 which states that quoted market prices, if available, are the best evidence of the fair value of financial instruments. Also, please tell us the effect on your financial statements for the periods presented if you used quoted market prices, if available, to value your investment securities.
Consistent with Paragraph 11 of SFAS 107, the Corporation’s fair value policy is to value investment securities using quoted market values, if available. When quoted market values of investment securities are not available, values for comparable securities are used to represent estimated fair value. Thus, there would be no effect on our financial statements.
Beginning with the Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the Corporation will provide the following revised footnote disclosure related to Estimated Fair Value of Financial Instruments:
Investment securities: Investment securities are carried at quoted market value, if available. The market value for comparable securities is used to estimate fair value if quoted market values are not available.

We look forward to hearing from you. Please do not hesitate to contact me at (313) 222-9391, or by fax at (313) 964-0638, Marvin J. Elenbaas, Senior Vice President and Chief Accounting Officer, at (313) 222-4645, or by fax at (313) 222-9784, or Jon W. Bilstrom, Executive Vice President, Corporate Secretary, at (313) 222-7901, or by fax at (313) 961-1477, with any additional questions or comments.
Sincerely,
/s/ Elizabeth S. Acton
Elizabeth S. Acton
Executive Vice President and
Chief Financial Officer

cc:	Marvin J. Elenbaas Jon W. Bilstrom